EXHIBIT 12.1

ONEOK, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
(Unaudited)	2004		2003
	(Thousands of Dollars)
Fixed Charges, as defined
Interest on long-term debt	$22,442		$23,588
Other interest	317		2,660
Amortization of debt discount and expense	929		2,329
Interest on lease agreements	2,153		2,370

Total Fixed Charges	25,841		30,947

Earnings before income taxes and undistributed income from equity investees	171,595		204,186

Earnings available for fixed charges	$197,436		$235,133

Ratio of earnings to fixed charges	7.64	x	7.60	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.